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                                                                       EXHIBIT 3

                        INTERNATIONAL URANIUM CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (UNITED STATES DOLLARS) (UNAUDITED)

1. Basis of Preparation of Financial Statements

These unaudited interim consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2001 annual report.

These unaudited interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2001 annual report.

2. Restricted Investments

Amounts represent cash and fixed income securities the Company has placed on deposit to secure its reclamation and performance bonds. During the quarter ended December 31, 2001, the Company increased amounts placed on deposit to bring its collateral to approximately 100% as required by the bonding company (Notes 3 and 4).

                            June 30, 2002   September 30, 2001
                            -------------   ------------------
Cash and cash equivalents    $ 5,115,886       $ 4,653,849
Fixed income securities        7,436,630         5,871,224
                             -----------       -----------
                             $12,552,516       $10,525,073
                             ===========       ===========

3. Other Asset

On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. The Company transferred 400,000 pounds U3O8 at a purchase price of $10.80 per pound U3O8 under this agreement giving the third party the option to put up to an equivalent quantity to the Company at $10.55 per pound U3O8 at any one time within the period beginning October 1, 2001 and ending March 1, 2003. The transaction was accounted for as a deferred credit and the value of the inventory that could be put to the Company upon exercise of the put option was reclassified as an other asset. A $1,000,000 bond (Note 2) secures a portion of the transaction.
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4. Provisions for Reclamation

Estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties are based principally on legal and regulatory requirements. At June 30, 2002 and September 30, 2001, $12,350,157 was accrued for reclamation costs. The Company has posted bonds in the amount of $11,488,175 in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as partial security for these liabilities and has deposited cash and fixed income securities on account of these obligations (Note 2).

Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives and the scope of reclamation activities. Actual costs will differ from those estimated and such differences may be material.